Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472

     E-News Merger Update Message to DIRECTV Employees
     Distribution: DIRECTV USA

     Subject: Merger Update

     As part of the DIRECTV senior leadership team's commitment to increase the frequency of merger updates to employees, the following information is the first of many brief snapshots of what's currently happening with the merger approval process and transition planning efforts.

     Recently, DIRECTV and EchoStar senior executives began a series of merger planning and transition meetings. Ultimately, these meetings will be used to create a business plan for the new company, which will help guide the transition planning.

     Currently, the Department of Justice (DOJ) is reviewing the merger along with the Attorneys General of a number of states to ensure it complies with antitrust laws. EchoStar and HUGHES are confident that both the DOJ and the state Attorneys General will find that the relevant market includes satellite TV and cable TV and does not violate antitrust laws.

     The Federal Communications Commission (FCC) also plays a significant role in the merger approval process. It must approve the transfer of the FCC licenses held by HUGHES and EchoStar to the merged company. HUGHES and EchoStar filed responses with the FCC on Feb. 25 to issues raised in third-party objections to the two companies' application for transfer of control. They also filed an application for a new satellite to implement the "Local Channels, All Americans" plan, which was announced by HUGHES CEO Jack Shaw, DIRECTV Chairman and CEO Eddy Hartenstein, and EchoStar Chairman and CEO Charles Ergen, on Feb. 26.

     The FCC submitted a number of merger-related questions and requests for documents to HUGHES and EchoStar. HUGHES and EchoStar submitted a partial response to the FCC's requests on March 6. HUGHES and EchoStar also submitted a voluminous response to the FCC's Information Request on March 21.

     Eddy and Charlie testified before the U.S. Senate Judiciary Committee's Subcommittee on Antitrust on March 6. This was the third Congressional hearing discussing the merger. As part of their testimony, Eddy and Charlie described the consumer benefits of the merger, including the "Local Channels, All Americans" plan.

                                      * * *

   E-News is your resource for news about DIRECTV and parent companies HUGHES and GM. Your feedback and questions are welcome -- just send us a reply and we'll respond as quickly as we can.

                        - DIRECTV Employee Communications

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words

"may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.




















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